NR: 111524-1	CSE:BHSC – FSE:8MV –NASDAQ:BHST

BIOHARVEST SCIENCES INC. ANNOUNCES GRANT OF RESTRICTED SHARE UNITS AND STOCK OPTIONS

VANCOUVER, CANADA, and REHOVOT, ISRAEL, November 15, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV) announces that it has granted 5,400 Restricted Share Units (“RSUs”) to an employee, with a deemed issuance price of CAD $8.48 per share unit. The RSUs will vest after 12 months.

Additionally, the Company has granted 111,998 stock options to consultants and employees. These options are exercisable for common shares of the Company at a price of CAD $8.48 per share, subject to the following vesting terms:

Stock Options Granted	Vesting Terms	Expiring Terms
4,430	Vesting quarterly over a 1-year period	10 Years
5,428	Vesting quarterly over a 2-year period	10 Years
102,140	Vesting quarterly over a 3-year period	10 Years

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (FSE: 8MV) (NASDAQ: BHST) is a leader in botanical synthesis, leveraging its patented technology process to grow the active ingredients in plants, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Ilan Sobel

Chief Executive Officer

Corporate Contact:

Dave Ryan, VP Investor Relations & Director Phone: 1 (604) 622 -1186

Email: info@bioharvest.com

Investor Relations Contact:

MZ Group - MZ North America (949) 259-4987

BHSC@mzgroup.us

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts, and there is no assurance that signed agreements will progress past the first stage. Readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures which can be found under the Company’s profile on www.sedarplus.ca.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.